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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Equity Sales Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury	Connecticut	06089
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken (860) 843-3911
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street, 32nd Floor	Hartford	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (6-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EJ 4/4

AFFIRMATION

I, Diana Benken , affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartford Equity Sales Company, Inc., as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Diana K. Benken

Signature

CFO/Controller

Title

Notary Public

My commission expires Sept. 30, 2015

HARTFORD EQUITY SALES COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

TABLE OF CONTENTS

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Equity Sales Company, Inc.
Simsbury, CT

We have audited the accompanying statement of financial condition of Hartford Equity Sales Company, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules g, and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2012

HARTFORD EQUITY SALES COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash	$ 8,169,350
Mutual fund revenue receivable	7,681
Due from affiliates	1,732,399
Deferred income tax asset from affiliate	5,107
Prepaid assets	148,631
TOTAL ASSETS	$ 10,063,168
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued liabilities	$ 7,199,768
Due to affiliates	142,464
Total liabilities	7,342,232
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; 250 shares authorized and outstanding	25,000
Additional paid-in capital	2,005,000
Retained earnings	690,936
Total stockholder's equity	2,720,936
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 10,063,168

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Variable insurance products underwriting income	$ 99,626,539
Other revenue	1,193,396
Mutual fund income	52,557
Total revenues	100,872,492
EXPENSES:	
Variable insurance products underwriting expense	99,626,539
Other expense	1,260,550
Total expenses	100,887,089
LOSS BEFORE INCOME TAX BENEFIT	(14,597)
INCOME TAX BENEFIT	5,107
NET LOSS	$ (9,490)

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(9,490)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred income tax asset		(5,107)
Changes in operating assets and liabilities:		
Decrease in mutual fund revenue receivable		1,073
Decrease in prepaid assets		21,257
Increase in due from affiliates		(1,732,399)
Decrease in commissions payable		(100)
Decrease in due to affiliates		(5,666)
Increase in accrued liabilities		7,096,437
Decrease in income tax payable to affiliate		(1,589)
Net cash provided by operating activities		5,364,416
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution from affiliate		2,000,000
Net cash provided by financing activities		2,000,000
NET INCREASE IN CASH		7,364,416
CASH, Beginning of year		804,934
CASH, End of year	$	8,169,350
Supplemental cash flow disclosures:		
Income tax payments paid to affiliate	$	1,585

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2010	$25,000	$ 5,000	$ 700,426	$ 730,426
Capital contribution from affiliate		2,000,000		2,000,000
Net loss	-	-	(9,490)	(9,490)
BALANCE, DECEMBER 31, 2011	$25,000	$ 2,005,000	$ 690,936	$ 2,720,936

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Equity Sales Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as the distributor and principal underwriter for certain variable life contracts issued by the Parent and its affiliates. The Company receives compensation on contracts sold and pays commissions to third party broker-dealers and compensation to its registered representatives.

The Company also served as a selling agent for its affiliate, The Hartford Mutual Funds, Inc. (the "Funds"). As a selling agent, the Company received compensation from the Funds and paid commissions on sales of shares of the Funds to its registered representatives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable. Actual results could differ materially from these estimates.

Cash – Cash represents amounts on deposit in a commercial bank account.

Prepaid Assets – The Company deposits funds into several Central Registration Depository ("CRD") accounts at FINRA. Regulatory expenses of the Company are drawn by FINRA directly from these CRD accounts when incurred. Prepaid assets represent the remaining balances held in CRD accounts.

Underwriting Income and Expense –Variable insurance products underwriting income and expense is recorded upon the sale of the insurance contract.

Mutual Fund Income - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from mutual funds for activities intended to result in the sale and distribution of shares of the mutual funds. The Company accrues 12b-1 fees at a rate in accordance with the mutual fund selling agreements, based on average daily net assets.

Fair Value of Financial Instruments – Financial instruments, which include cash, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

Income Tax – See Note 4

New Accounting Pronouncements — In December 2011, the FASB issued new guidance regarding balance sheet offsetting disclosures (ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities*), effective for annual reporting periods beginning on or after January 1,

2013, and interim periods within those annual periods. The guidance should be applied retrospectively for all comparative periods presented. The amendments in ASU 2011-11 require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The objective of ASU 2011-11 is to facilitate comparison between those entities that prepare their financial statements on the basis of generally accepted accounting principles and those entities that prepare their financial statements on the basis of International Financial Reporting Standards. The Company is currently evaluating the impact of this guidance on its financial statements and related disclosures.

3. RELATED-PARTY TRANSACTIONS

The Company acts as a distributor and underwriter for insurance contracts issued by its affiliates. For the year ended December 31, 2011, the total underwriting revenue received from its affiliates was $99,626,539. The Company receives reimbursements from its affiliates for certain expenses incurred in performing these functions. For the year ended December 31, 2011, the total general expense reimbursement recorded was $1,183,396, which is included in other revenue.

The Company has an administrative service agreement with affiliates of the Parent. In accordance with the agreement, the Company receives $10,000 per year as compensation for certain administrative services provided by the Company for Hartford Life Insurance Company ("HLIC"), which is included in other revenue.

The Company recorded 12b-1 trail fees from the Funds in the amount of $52,557 for the year ended December 31, 2011, which is recorded as mutual fund income.

For the year ended December 31, 2011, the Company was allocated $790,364 by its affiliate Hartford Life and Accident Insurance Company ("HLA") for general and administrative expenses, which is included in other expense.

The Company received a capital contribution of $2,000,000 from its affiliate Hartford Life and Annuity Insurance Company ("ILA").

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. FEDERAL INCOME TAXES

The Company and its Parent are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by it so long as the group is able to recognize the related deferred tax asset attribute. The Company and The Hartford have concluded that there are no uncertain tax positions relating to the Company.

Income tax expense/(benefit) for the year ended December 31, 2011 is comprised of the following components:

Current income tax	$	-
Deferred income tax		(5,107)
Provision for income taxes expense (benefit)	$	(5,107)

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The Deferred tax asset included the following as of December 31, 2011:

Deferred Tax Assets		
Net operating loss carryforward	$	5,107
Total Deferred Tax Assets	$	5,107

In management's judgment, the net deferred tax asset will more likely than not be realized. Accordingly no valuation allowance has been recorded.

At December 31, 2011, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2007. The audit of the years 2007-2009 commenced during 2010 and is expected to conclude by the end of 2012, with no material impact on the consolidated financial condition or results of operations.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1), which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2011, the Company had net capital of $827,118, which was $337,636 in excess of its required net capital of $489,482. The Company's net capital ratio was 8.88 to 1.

6. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2011, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

7. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2011 and through February 27, 2012, which is the date the financial statements were available to be issued noting there were no subsequent events

requiring disclosure in or adjustment to the financial statements. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

* * * * * *

Schedule (g)

HARTFORD EQUITY SALES COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

COMPUTATION OF NET CAPITAL
DECEMBER 31, 2011

STOCKHOLDER'S EQUITY	$ 2,720,936
LESS NONALLOWABLE ASSETS – Mutual fund revenue receivable, balance due from affiliates and other assets	(1,893,818)
NET CAPITAL	827,118
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $7,342,232)	489,482
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 337,636
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	8.88:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2011 quarterly Focus Part II A report filed on January 26, 2012.

Schedule (h)

HARTFORD EQUITY SALES COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2011

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.



Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

February 27, 2012

Hartford Equity Sales Company, Inc.
200 Hopmeadow Street
Simsbury CT

In planning and performing our audit of the financial statements of Hartford Equity Sales Company, Inc. (the "Company"), as of and for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP